Exhibit 8

SUBSIDIARIES OF QUATERRA RESOURCES INC.

Name	Jurisdiction of Incorporation or Organization
Quaterra Alaska, Inc.	Alaska, United States
Minera Agua Tierra S.A. de C.V.	Mexico
Quaterra International Limited	British Virgin Islands
QTA International Nieves Limited	British Virgin Islands
Minera Stockwork de Plata, S.A. de C.V.	Mexico
Minera Cerro Gregorio S.A. de C.V.	Mexico